SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              Amendment No. 10
                                     to
                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Marietta Corporation
                             (Name of Issuer)

                        Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 56763410
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)



                              July 31, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this
statement:   /_/





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                          Amendment No. 10
                                  to
                            Schedule 13D



     This Amendment amends the Schedule 13D, dated January 20, 1995, as amended by Amendment No. 1 thereto dated February 15, 1995, Amendment No. 2 thereto dated March 6, 1995, Amendment
No. 3 thereto dated April 3, 1995, Amendment No. 4 thereto dated April 14, 1995, Amendment No. 5 thereto dated April 19, 1995, Amendment No. 6 thereto dated May 10, 1995, Amendment
No. 7 thereto dated May 11, 1995, Amendment No. 8 thereto dated May 17, 1995 and Amendment No. 9 thereto dated July 6, 1995 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Partners, L.P., Dickstein Partners Inc., Mark Dickstein, Calibre Capital Advisors, Inc. and Howard R. Shapiro, with respect to the Common Stock, $.01 par value, of Marietta Corporation (the "Company"). Notwithstanding this Amendment, the Schedule 13D speaks as of its respective dates. Capitalized terms used without definition have the meanings assigned to them in the Schedule 13D.

     Item 4 of the Schedule 13D, "Purpose of the Transaction," is hereby amended by adding the following at the end thereof:

     "On July 31, 1995, Mark Dickstein, President of Dickstein Inc., sent a letter to the Board of Directors of the Company withdrawing for the time being the proposal of Dickstein Inc. and Calibre to acquire the Company, a decision compelled by the information obtained in the course of an on-going due diligence review of the Company. Among other things, the letter also proposed that the Company undertake a self-tender for a substantial portion of its outstanding shares. A copy of the letter is attached as Exhibit 18 and incorporated herein by reference."

     Item 7 of the Schedule 13D, "Exhibits," is hereby amended by adding the following Exhibit:

Exhibit 18 Letter, dated July 31, 1995, from Mark Dickstein to the Board of Directors of the Company.





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                              SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  August 1, 1995


                              DICKSTEIN & CO., L.P.


                              By: Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P., the general partner
                              of Dickstein & Co., L.P.


                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN INTERNATIONAL LIMITED

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              agent of Dickstein International
                              Limited

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN PARTNERS, L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper







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                              DICKSTEIN PARTNERS INC.

                              By:  Alan Cooper, as Vice President

                              /s/ Alan Cooper
                              Name:  Alan Cooper

                              /s/ Mark Dickstein
                                  Mark Dickstein


                              CALIBRE CAPITAL ADVISORS, INC.

                              By:  Howard R. Shapiro, as
                              President

                              /s/ Howard R. Shapiro
                              Name:  Howard R. Shapiro


                              /s/ Howard R. Shapiro
                                  Howard R. Shapiro








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